April 29, 2008

ATTORNEYS AT LAW

100 NORTH TAMPA STREET, SUITE 2700

TAMPA, FL 33602-5810

P.O. BOX 3391

TAMPA, FL 33601-3391

813.229.2300 TEL

813.221.4210 FAX

foley.com

WRITER’S DIRECT LINE

813.225.4177

ctlong@foley.com EMAIL

CLIENT/MATTER NUMBER

084147-0102

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Homeowners Choice, Inc. – Form S-1 Registration Statement

Ladies and Gentlemen:

On behalf of Homeowners Choice, Inc., a Florida corporation (the “Company”), we are transmitting for filing under the Securities Act of 1933, as amended (the “Securities Act”), the above-referenced Form S-1 Registration Statement, with exhibits, relating to the initial public offering by the Company of up to $10,000,008 of units, each unit consisting of one share of the Company’s common stock and one warrant.

All filing fees payable in connection with the registration of the units and the shares of common stock underlying the warrants have been paid in connection with the filing of this Registration Statement.

Should any questions arise in connection with this filing, please contact the undersigned at (813) 225-4177.

Very truly yours,

/s/ Carolyn T. Long

Carolyn T. Long